UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02003893

hours per response . . . 12.00

SEC FILE NUMBER
8- 46941

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 01 2002 143

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/00 (MM/DD/YY) AND ENDING 11/30/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SBK-BROOKS INVESTMENT CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

840 TERMINAL TOWER, 50 PUBLIC SQUARE
(No. and Street)

CLEVELAND	OHIO	44113
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DEREK T. BATTS (313) 963-0404
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McCURDY & ASSOCIATES CPA'S, INC.
(Name — *if individual, state last, first, middle name*)

27955 CLEMENS ROAD	WESTLAKE	OHIO	44145
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ERIC L. SMALL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SBK-BROOKS INVESTMENT CORPORATION, as of NOVEMBER 30, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None



Signature

President/CEO

Title



SHEILAH M. HOUSE
STATE OF OHIO, NOTARY PUBLIC
MY COMMISSION EXPIRES MARCH 23, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Financial Statements
and Additional Information

SBK-Brooks Investment Corporation

For the Year Ended November 30, 2001
With Report of Independent Auditors

SBK-Brooks Investment Corporation
Financial Statements and Additional Information
For the Year Ended November 30, 2001

CONTENTS



McCurdy
& Associates
CPA's, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

27955 Clemens Road
Westlake, Ohio 44145-1121
Phone: (440) 835-8500
Fax: (440) 835-1093

Report of Independent Auditors

To The Stockholders
SBK-Brooks Investment Corporation

We have audited the accompanying statement of financial condition of SBK-Brooks Investment Corporation (an Ohio corporation) as of November 30, 2001 and the related statement of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits of the financial statements provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SBK-Brooks Investment Corporation as of November 30, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McCurdy & Associates CPA's, Inc.
Westlake, Ohio
December 18, 2001

SBK-Brooks Investment Corporation
Statement of Financial Condition
as of
November 30, 2001

Assets	
Cash	$ 34,004
Accounts receivable	363,906
Certificates of deposit	901,908
Advances	249,419
Notes receivable	47,000
Furniture and equipment at cost, less accumulated depreciation of $40,664	13,445
Goodwill	15,436
Deposits	1,726
Total Assets	**$1,626,844**

Liabilities and Stockholders' Equity	
Liabilities	
Accounts payable-Trade	$ 102,644
Bank line of credit	140,000
Accrued employee benefit plan	50,000
Accrued interest	25,865
Federal income tax payable	9,843
Accrued franchise tax	5,100
Deferred federal income tax	3,765
Note payable	85,000
Total Liabilities	**422,217**
Stockholders' equity	
Common stock, without par value; 850 shares authorized, 285 issued and outstanding	285,000
Preferred stock, without par value; 1500 shares authorized, 900 issued and outstanding; liquidation value $100/share	900,000
Retained earnings	27,627
	1,212,627
Less: Cost of 18.75 shares of common stock held by the Company	(8,000)
Total Stockholders' Equity	**1,204,627**
Total Liabilities and Stockholders' Equity	**$1,626,844**

The accompanying notes are an integral part of these financial statements

SBK-Brooks Investment Corporation
Statement of Income
For the Year Ended November 30, 2001

Revenues	
Commissions	$ 850,965
Secondary fixed income	484,634
Underwriting and investment banking	1,543,068
Interest	8,422
Total Revenues	**2,887,089**
Operating expenses	
Employee compensation, benefits, and taxes	1,749,994
Clearing fees	197,670
Occupancy and equipment rental	212,930
Promotion and development	77,599
Professional fees	112,943
Regulatory fees and expenses	13,877
Depreciation	5,122
Other operating expenses	469,629
Total Operating Expenses	**2,839,764**
Income before federal income tax	47,325
Federal income tax expense	13,694
Net income	**$ 33,631**

The accompanying notes are an integral part of these financial statements

SBK-Brooks Investment Corporation
Statement of Changes in Stockholders' Equity
For the Year Ended November 30, 2001

	Common Stock	Preferred Stock	Retained Earnings	Treasury Stock	Total
Beginning balances	$285,000	$900,000	$45,285	$(8,000)	$1,222,285
Stock issued	0	0	0	0	0
Net income	0	0	33,631	0	33,631
Dividends paid	0	0	(51,289)	0	(51,289)
Ending balances	$285,000	$900,000	$27,627	$(8,000)	$1,204,627

The accompanying notes are an integral part of these financial statements

SBK-Brooks Investment Corporation
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
For the Year Ended November 30, 2001

Beginning balance	$85,000
Decrease:	
Payment of subordinated note	(85,000)
Ending balance	$ 0

The accompanying notes are an integral
part of these financial statements

SBK-Brooks Investment Corporation
Statement of Cash Flows
For the Year Ended November 30, 2001

Cash flows from operating activities:	
Net income	$ 33,631
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Depreciation	5,122
Change in other assets and liabilities:	
Increase in accounts receivable from brokers, dealers	(194,965)
Increase in employee advances	(120,487)
Decrease in secured demand note collateral	92,282
Decrease in prepaid expenses	26,676
Increase in accounts payable-trade	78,207
Increase in accrued benefit plan	50,000
Increase in accrued interest	25,865
Increase in income taxes payable	13,089
Decrease in deferred income tax	3,765
Net cash provided by (used in) operating activities	**13,185**
Cash flows provided by (used in) investing activities:	
Dividends paid	(51,289)
Net cash provided by (used in) investing activities	**(51,289)**
Cash flows provided by (used in) financing activities:	
Proceeds from line of credit	10,000
Proceeds from related party loan	85,000
Payment of subordinated note	(85,000)
Net cash provided by (used in) financing activities	**10,000**
Net increase (decrease) in cash	**(28,104)**
Cash at beginning of period	62,108
Cash at end of period	**$ 34,004**

The company paid $25,027 in interest expense and $1,091 in income taxes during the year.

The accompanying notes are an integral part of these financial statements

SBK-Brooks Investment Corporation
Notes to Financial Statements
For the Year Ended November 30, 2001

Note A - Significant Accounting Policies

Nature of Business - SBK-Brooks Investment Corp. (the Company) was incorporated on December 1, 1993 under the laws of Ohio. The Company is registered with the National Association of Securities Dealers, Inc. as broker/dealer effective March 18, 1994. The Company is involved in the organization, underwriting, distribution, trading and brokerage of fixed income and equity securities. The Company maintains an office in Cleveland, a branch office in Chicago, and satellite offices in Detroit and Houston.

Commissions and Underwriting (Investment Banking) Transactions-Equity commissions are recorded on a settlement date basis. Underwriting (Investment Banking) fees are recorded as follows: management fees on offering dates; sales commissions on offering dates; and underwriting fees at the time the underwriting is completed and reasonably determinable.

Furniture, Equipment and Depreciation-Furniture and equipment are stated at cost. Depreciation is provided on a straight line basis. Improvements that extend the useful life of property are capitalized and maintenance and repairs are expensed as incurred.

Income Taxes-Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes). The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses and tax credits that are available to offset future taxable income.

Estimates-The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note B - Computation of Net Capital

The Company is subject to the Securities and Exchange Commission Uniform net capital rule (Rule 15c3-1) which requires the maintenance of a minimum net capital amount of the greater of $100,000 or 6-2/3% of total aggregate indebtedness. Excess net capital of the Company was $776,647 as of November 30, 2001.

SBK-Brooks Investment Corporation
Notes to Financial Statements (Cont'd)
For the Year Ended November 30, 2001

Note C - Leases

The Company leased office space in several locations and a copier during the year. The Company also leases computer equipment and software month to month for approximately $8,000 every three months. Lease commitments for the next five years follow:

2002	$44,193
2003	44,021
2004	41,810
2005	0
2006	0

Rent expense during the year was $105,608 including utilities.

Note D – Advances and Notes Receivable

Officer advances are $252,669 unsecured with interest paid at 6%; the highest single balance due is $193,709; one employee has a credit balance of $5,000, and have no repayment terms. Two unsecured notes receivable dated November 27, 1999 from shareholders are due November 30, 2003 with an annual interest rate of 6%.

Note E - Employee Benefit Plan

Substantially all of the Company's employees are covered under a qualified plan pursuant to Section 401(k) of the Internal Revenue Code. Under the provisions of the Plan, The Company may match part of the employees' pre-tax contributions and may also make a discretionary contribution at the end of the fiscal year. The company has accrued a $50,000 contribution for the current year.

Note F – Note Payable

A secured demand note from a related party is due October 31, 2007. This note accrues interest at 8%. Principal is payable starting October 2003 at $20,000 per year; interest is payable by October 31, 2007.

Note G - Income Taxes

The provision for income taxes consist of the following components:

Current	$ 9,843
Deferred	3,765
Prior year adjustment	86
Income Tax Provision	$13,694

SBK-Brooks Investment Corporation
Notes to Financial Statements (Cont'd)
For the Year Ended November 30, 2001

Note G - Income Taxes (Cont'd)

The company's provision for income taxes differs from applying the statutory U.S. Federal income tax to income before taxes. The primary differences result from deducting certain expenses for financial reporting purposes but not for Federal income tax purposes

Note H – Line of Credit

A line of credit has been established at National City Bank in the maximum principal amount of $150,000 until December 8, 2000 at 6% per year. This loan has been guaranteed by two officers of the company and is secured by equipment, fixtures, and keyman insurance assignment.

Note I – Related Party Transactions

The company is owed advances of $252,669 and notes of $47,000 from shareholders and owes a note payable of $85,000 plus accrued interest of $25,865 to a related party.

Note J – Subsequent Events

The company borrowed $150,000 under an additional line of credit from National City Bank at 6% secured by equipment, fixtures, keyman insurance and guaranteed by two officers.

SBK-Brooks Investment Corporation

Additional Information
as of
November 30, 2001

Schedule I

SBK-Brooks Investment Corporation
Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
as of
November 30, 2001

Net Capital:		
Total stockholders' equity		$1,204,627
Deduct: Non-allowable assets:		
Note and employee receivables	296,419	
Furniture and fixtures	13,445	
Goodwill	15,436	
Deposits	1,726	327,026
Net Capital Before Haircuts		877,601
Haircuts on securities:		
Other:		
Exempted securities		954
Net Capital		**$ 876,647**
Aggregate indebtedness:		
Accounts payable and accrued expenses		$ 422,217
Total Aggregate Indebtedness		**$ 422,217**
Computation of net capital requirement:		
Greater of net minimum capital requirement of $100,000 or 6-2/3% of total aggregate indebtedness		$ 100,000
Excess net capital:		
Net capital		876,647
Less net capital requirement		100,000
Excess Net Capital		**$ 776,647**
Excess Net Capital at 1000% (Net Capital Less 10% AI)		**$ 834,425**
Percentage of AI to Net Capital		**.48 to 1**

SBK-Brooks Investment Corporation
Statement Pursuant to Rule 17a-5(d)(4)
November 30, 2001

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of November 30, 2001 filed with the Securities and Exchange Commission and the amount included in the accompanying Schedule I computation is as follows:

	November 30, 2001
Net capital, as reported in Company's form X-17a-5, Part IIA	$970,752
Net audit adjustments	(94,105)
Net capital, as reported in Schedule I	$876,647

Inasmuch as SBK-Brooks Investment Corporation is operating as a fully-disclosed broker/dealer and does not carry customer accounts, the following supporting schedules are not applicable:

A. Computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3.

B. Information relating to the possession or control requirements under Rule 15c3-3.



McCurdy
& Associates
CPA's, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

27955 Clemens Road
Westlake, Ohio 44145-1121
Phone: (440) 835-8500
Fax: (440) 835-1093

Independent Auditors' Supplementary Report
on Internal Control

The Board of Directors
SBK-Brooks Investment Corporation

In planning and performing our audit of the financial statements of SBK-Brooks Investment Corporation for the year ended November 30, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and

recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



McCurdy & Associates CPA's, Inc.
Westlake, Ohio
December 18, 2001